Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: December, 2003

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    _

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release - Petro-Canada Announces New Plan to Upgrade Bitumen at  Edmonton Refinery

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

    /s/ Hugh L. Hooker

Date:  December 11, 2003

Name:  Hugh L. Hooker

Title:     Associate General Counsel

                and Assistant Secretary

Exhibit 1

For immediate release

December 11, 2003

Petro-Canada Announces New Plan to Upgrade Bitumen at Edmonton Refinery

Agreement a Milestone for Petro-Canada’s Integrated Oil Sands Strategy

Calgary - Petro-Canada today announced a new plan to upgrade and refine oil sands feedstock at its Edmonton refinery – a major step in the company’s long-term oil sands strategy.  By reconfiguring the refinery and supplying it with feedstock through an agreement with Suncor Energy Inc., Petro-Canada will effectively process 53,000 barrels per day of bitumen, providing for existing and future SAGD production from Petro-Canada’s leases.

“This is a great outcome for us,” said Ron Brenneman, Petro-Canada’s chief executive officer.  “We’re shifting to bitumen-based feedstocks and providing for growth potential down the road, while taking advantage of desulphurization investment already underway.  This transaction enables an attractive investment opportunity at our best-in-class Edmonton refinery.”

The new agreement calls for Petro-Canada to ship a minimum of 27,000 barrels per day of bitumen from its MacKay River oil sands facility to Suncor’s plant north of Fort McMurray, where it will be processed into sour crude oil on a fee for service basis.  That product will be combined with an additional 26,000 barrels per day of sour crude purchased from Suncor for upgrading and refining into finished product at Edmonton.  Both the processing and sales components of the bitumen agreement will be for minimum 10-year terms.  The agreement takes effect in 2008, subject to regulatory approval.  Specific pricing terms vary according to market conditions.

Central to the refinery reconfiguration is an expansion of the existing coker at Edmonton, allowing for direct bitumen upgrading.  Initially, Petro-Canada intends to purchase 26,000 barrels per day of bitumen from other producers to fill out that bitumen processing capability.  In due course, this external feedstock will be replaced by supply from Petro-Canada’s next SAGD development.

Brenneman said the key to the new arrangement is the way the desulphurization work dovetails with the feedstock conversion.  Petro-Canada will spend approximately $1.2 billion for the coker expansion, additional hydrogen production and sulphur-handling facilities.  “The total dollar figures are significantly less than the amount we projected last spring, when we put the brakes on the original upgrading concept because of concerns over costs,” Brenneman noted.  As previously disclosed, Petro-Canada will take a write-down related to the original refinery conversion plan.  That write-down of engineering and cancellation costs will be approximately $140 million ($85 million after tax), and is to be taken in the fourth quarter of 2003.

“Another real advantage is that the deal with Suncor provides us with the flexibility to pace the upstream portion of our oil sands strategy,” Brenneman added.  “We can develop future in-situ projects based on economics and technology, rather than needing to march in lockstep with refinery investments.  It’s consistent with our phased approach to oil sands development and disciplined approach to capital investment.”

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Our common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

Conference call specifics:

December 11, 2003

Time:

9:00 a.m. EST (7:00 a.m. MST)

Dial-in Information:

Investors and Analysts:

1-800-396-0424   (N. America)

416-620-2400     (International)

Media:

1-800-428-5596

Postview:

1-800-558-5253   (N. America)

416-626-4100

 (International)

(available one hour after conference call - until March 11, 2004)

Reservation #:

21173722

Webcast:

http://www.petro-canada.ca/eng/investor/conferencecalls/7192.htm

For more information, please contact:

Media and General Inquiries:

Investor and Analyst Inquiries:

Chris Dawson

Gordon Ritchie

Corporate Communications

Investor Relations

(403) 296-4270

(403) 296-7691

E-mail: cdawson@petro-canada.ca

E-mail: investor@petro-canada.ca

Internet site: www.petro-canada.ca

LEGAL NOTICE - FORWARD LOOKING INFORMATION

This release contains forward-looking statements, including references to drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream.  These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements.  Such factors include, but are not limited to: general economic, market, and business conditions; interest rates; ability to access external sources of debt and equity capital, industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; imprecision of reserve and resource potential estimates; the company’s ability to replace and expand oil and gas reserves; fluctuation in foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada.  These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the Securities and Exchange Commission.  The use of the term "potential reserves" in this release does not meet the guidelines of the U.S. Securities and Exchange Commission for inclusion in documents filed with the SEC. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.  The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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